EXHIBIT 99.2

Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NeuroDerm Announces Second Quarter 2016 Financial Results and Provides Corporate Update

- Company to host conference call and webcast today at 8:30 a.m. ET -

REHOVOT, Israel – August 25, 2016 – NeuroDerm Ltd. (NASDAQ: NDRM), a clinical stage pharmaceutical company developing drugs for central nervous system (CNS) diseases, today announced financial results for the second quarter ended June 30, 2016 and provided a corporate update.

“We have been very productive in recent months advancing our clinical programs and moving closer toward our goal of providing a less invasive, continuous levodopa delivery treatment option for patients suffering from Parkinson’s disease,” said Oded Lieberman, PhD, CEO of NeuroDerm. “We announced that Trial 005, evaluating ND0612H to DUODOPA® in a head-to-head pilot pharmacokinetic study, achieved comparable results in patients with severe Parkinson’s disease. In addition, we have commenced enrolling patients in three important clinical trials: our first clinical trial for ND0701 (trial 101), our continuous, subcutaneously delivered liquid apomorphine-base formulation; a Phase II trial of ND0612H (trial 006) for severe Parkinson’s disease; and a Phase III Trial of ND0612L (trial 007, named the “iNDiGO” trial) in patients with moderate Parkinson’s disease. We look forward to meeting with the FDA in late October to discuss our clinical development program and plan to hold a similar meeting with the EMA later this year,” concluded Dr. Lieberman.

Recent Highlights

•	Initiation of a Phase III efficacy trial for ND0612L (trial 007; “iNDiGO”).
•	Presentation of the study design of the Phase II clinical trial of ND0612H (trial 006) as well as preclinical data on the Company’s new apomorphine product candidate ND0701 at the 20th International Congress of Parkinson’s Disease and Movement Disorders.
•	Announced ND0612H achieved comparable pharmacokinetics to DUODOPA® in head-to-head pilot PK comparison trial (trial 005).
•	Started U.S. patient enrollment in a Phase II trial (trial 006) to investigate the efficacy, safety, tolerability and pharmacokinetics of ND0612H to the baseline oral standard of care.
•	Announced key management additions: Tami Yardeni as Chief Operating Officer and Eran Shor as Vice President of Devices.
•	Announced the first clinical study (trial 101) for ND0701, a continuous subcutaneously delivered liquid apomorphine-base product candidate for the treatment of advanced Parkinson’s disease, in a bioequivalence trial in healthy volunteers.
•	Recent tests have demonstrated that, after thawing, ND0612 is stable for up to thirty-five days at room temperature.

Upcoming 2016 Milestones

The currently anticipated timelines for the Company’s ongoing and upcoming clinical trials are as follows:

ND0612H

•	Efficacy, safety, tolerability and pharmacokinetics study (US) (trial 006): ongoing; trial completion expected in the second half of 2016.
•	Definitive PK Study (EU) (trial 009): initiation expected at the end of 2016 or beginning of 2017.
•	Phase III efficacy trial (US) (trial 010): initiation expected at the end of 2016 or beginning of 2017.

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Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

ND0701

•	Bioequivalence trial (EU) (trial 101): ongoing, trial completion expected in the fourth quarter of 2016.

Financial Results for the Quarter Ended June 30, 2016

Research and development expenses, net were $5.6 million in the three months ended June 30, 2016 compared to $3.3 million in the same period in 2015. The increase was primarily due to an increase in subcontractors and materials, mainly from clinical studies and due to costs related to the development of our devices.

General and administrative expenses were $1.4 million in the three months ended June 30, 2016 compared to $1.0 million in the same period in 2015. The increase was primarily due to an increase in share-based compensation expenses.

The Company reported a net loss of $7.0 million in the three months ended June 30, 2016 compared to $5.8 million for the same period in 2015. The increase in net loss was primarily due to the increase in research and development expenses, net, which were partially offset by a decrease in financial expenses as a result of a change in our functional currency, from New Israel Shekel to the U.S. dollar, effective January 1, 2016.

As of June 30, 2016, the Company had cash and cash equivalents and short-term bank deposits totaling $89.8 million.

NeuroDerm is a clinical-stage pharmaceutical company with a limited operating history, has not yet generated revenue from its operations and continues to incur significant research and development and other expenses related to its ongoing operations. The Company is still in the early stages of development of its product candidates. Accordingly, there is no assurance that NeuroDerm’s business will generate positive cash flow. As of June 30, 2016, NeuroDerm had an accumulated deficit of $160.5 million and its activities have been funded through public and private offerings of the company’s securities and issuance of convertible loans and warrants.

Conference Call Details

NeuroDerm will host a conference call at 8:30 a.m. ET today to discuss the Company’s second quarter 2016 financial results. Individuals can access the webcast in the Events and Presentations section of the Company’s website, by clicking here, or by dialing 844-452-2810 (U.S.) or 574-990-9831 (outside of the U.S.). The passcode is 51507650. A webcast will be archived on the website.

About NeuroDerm

NeuroDerm is a clinical-stage pharmaceutical company developing central nervous system (CNS) product candidates that are designed to overcome major deficiencies of current treatments and achieve enhanced clinical efficacy through continuous, controlled administration. The company has three product candidates in different stages of development which offer a solution for almost every Parkinson’s disease patient from the moderate to the very severe stage of the disease. The company has developed a line of levodopa and carbidopa (LD/CD) product candidates administered through small belt pumps that deliver a continuous, controlled dose of LD/CD. The LD/CD product candidates are ND0612L and ND0612H, which are used for treatment of moderate and advanced Parkinson’s disease patients, respectively, and which are delivered subcutaneously. In addition, NeuroDerm is developing ND0701, a novel subcutaneously delivered apomorphine formulation for patients who suffer from moderate to severe Parkinson’s disease and who do not respond well to LD/CD. NeuroDerm is headquartered in the Weizmann Science Park in Rehovot, Israel.

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Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance and may be identified by words like "anticipate," "assume," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "future," "will," "seek" and similar terms or phrases. The forward-looking statements contained in this press release are based on management's current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2015 filed with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

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Financial Tables Follow

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Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NEURODERM LTD.

STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(U.S. dollars in thousands, except share data)

	December 31,	June 30,
Assets:	2015	2016

Current Assets:
Cash and cash equivalents	$84,735	$73,692
Short- term bank deposits	15,103	16,074
Prepaid expenses and receivables	625	1,525
	100,463	91,291
Non-Current Assets:
Restricted bank deposit	104	105
Long-term prepaid expenses	149	152
Property, plant and equipment, net	152	676
	405	933
Total Assets	$100,868	$92,224

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Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NEURODERM LTD.

STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(U.S. dollars in thousands, except share data)

	December 31,	June 30,
Liabilities and Shareholders’ Equity:	2015	2016

Liabilities:

Current Liabilities:
Accounts payable:
Trade	$592	$1,866
Other	3,176	3,441
	3,768	5,307
Shareholders payable	44	44
Total Liabilities	3,812	5,351
Shareholders’ Equity:
Share capital:
Ordinary Shares, NIS 0.01 par value – authorized – 160,000,000 shares at December 31, 2015 and June 30, 2016, issued and outstanding – 21,609,787 shares and 21,704,426 at December 31, 2015 and June 30, 2016, respectively	37	37
Additional paid-in capital	239,293	239,486
Share-based compensation capital reserve	8,004	9,928
Accumulated deficit	(148,238)	(160,538)
Foreign currency translation differences	(2,040)	(2,040)
Total Shareholders' Equity	97,056	86,873
Total Liabilities And Shareholders' Equity	$100,868	$92,224

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Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NEURODERM LTD.

STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

(U.S. dollars in thousands, except per share data)

	Six months ended June 30,		Three months ended June 30,
	2015	2016	2015	2016
Operating expenses:
Research and development	$5,509	$9,686	$3,689	$5,556
Participation in research and development	(483)	-	(368)	-
Research and development, net	5,026	9,686	3,321	5,556
General and administrative	1,890	3,000	950	1,448
Operating loss	6,916	12,686	4,271	7,004
Financial income	384	391	44	56
Financial expenses	867	5	1,597	2
Financial expenses (income), net	483	(386)	1,553	(54)
Net loss	7,399	12,300	5,824	6,950
Other comprehensive income -
Items that will not be reclassified to profit or loss -
Foreign currency translation differences	(1,086)	-	(1,990)	-
Total comprehensive loss	$6,313	$12,300	$3,834	$6,950
Basic and diluted loss per ordinary share	$0.44	$0.57	$0.34	$0.32

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Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NEURODERM LTD.

STATEMENTS OF CASH FLOWS

(Unaudited)

(U.S. dollars in thousands)

	Six months ended June 30,		Three months ended June 30,
	2015	2016	2015	2016

Cash Flows From Operating Activities:
Net loss	$(7,399)	$(12,300)	$(5,824)	$(6,950)
Adjustments in respect of:
Depreciation	20	31	10	20
Share-based compensation to employees and service providers	1,052	1,924	498	1,129
Interest and exchange differences on bank deposits and restricted bank deposits	1,107	28	1,121	(46)
Exchange differences in respect of cash and cash equivalents	(297)	(60)	442	106
	(5,517)	(10,377)	(3,753)	(5,741)
Changes in asset and liability items:
Decrease (increase) in prepaid expenses and receivables (including non-current portion)	(314)	(817)	251	(337)
Increase (decrease) in accounts payable:
Trade	260	948	(101)	341
Other	(258)	93	992	(253)
Payment of shareholders' interest payable	(993)	-	(131)	-
	(1,305)	224	1,011	(249)
Net cash used in operating activities	(6,822)	(10,153)	(2,742)	(5,990)
Cash flows from investing activities:
Purchase of property, plant and equipment	(48)	(57)	(45)	(20)
Investment in short- term bank deposits	(23,510)	(24,000)	-	-
Proceeds from short-term bank deposits	-	23,000	-	8,000
Restricted bank deposits, net	-	-	(1)	-
Net cash provided by (used in) investing activities	(23,558)	(1,057)	(46)	7,980
Cash flows from financing activities:
Proceeds from exercise of options granted to employees	-	107	-	107
Net cash provided from financing activities	-	107	-	107
Increase (decrease) in cash and cash equivalents	(30,380)	(11,103)	(2,788)	2,097
Balance of cash and cash equivalents at beginning of period	43,238	84,735	15,425	71,701
Foreign currency translation differences in respect of cash and cash equivalents	(144)	-	816	-
Exchange differences in respect of cash and cash equivalents	297	60	(442)	(106)
Balance of cash and cash equivalents at end of period	$13,011	$73,692	$13,011	$73,692
Supplementary information:
Interest received from cash and cash equivalents and bank deposits	$21	$363	$5	$133
Investing activities not involving cash flows-Purchasing of property, plant and equipment on credit	-	$498	-	$498

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Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NeuroDerm Contact:

Oded S. Lieberman, PhD, CEO

oded@neuroderm.com

Tel.: +972-8-946 2729

Cell: +1-617-517 6077

U.S. Investor Contact:

David Carey

Lazar Partners Ltd.

dcarey@lazarpartners.com

+212-867-1762

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